Exhibit 99.1

NEWS RELEASE

MDA SPACE ANNOUNCES TSX APPROVAL OF NORMAL COURSE ISSUER BID

September 21, 2026 (TORONTO, ON) – MDA Space Ltd. (“MDA Space” or the “Company”) (TSX:MDA; NYSE:MDA), today announced that it has filed with the Toronto Stock Exchange (the “TSX”), and the TSX has accepted, its notice of intention to make a normal course issuer bid (the “NCIB”). Pursuant to the NCIB, MDA Space is entitled to purchase for cancellation up to 8,106,539 common shares (“Shares”) over a 12-month period, representing approximately 5% of the issued and outstanding Shares as of September 11, 2026, being 162,130,797.

The NCIB is expected to commence on September 23, 2026 and terminate on September 22, 2027, or such earlier date on which purchases under the NCIB have been completed. Purchases of Shares under the NCIB will be made through the facilities of the TSX or alternative trading systems at the market price of the Shares at the time of acquisition. The maximum number of Shares that may be purchased on a daily basis, subject to the TSX’s block purchase exception, will be 313,258 Shares (which is equal to 25% of the average daily trading volume of 1,253,034 Shares on the TSX for the six-month period ended August 31, 2026). Shares purchased under the NCIB will be cancelled.

MDA Space has also entered into an automatic share purchase plan (“ASPP”) with its broker, in order to facilitate repurchases of its Shares. Under the Company’s ASPP, the broker may repurchase Shares under the NCIB. Purchases will be made by the broker based on the purchasing parameters agreed upon by the Company and the broker and in accordance with the rules of the TSX, applicable securities laws and the terms of the ASPP. Outside of the Company’s self-imposed blackout periods, Shares may also be purchased under the NCIB at the discretion of the Company.

The Company believes that the strategic and selective purchase of Shares during periods of general market volatility offer potential benefits to its shareholders.

ABOUT MDA SPACE

Building the space between proven and possible, MDA Space (TSX:MDA; NYSE:MDA) is a trusted mission partner to the global defence and space industry. A robotics, satellite systems and geointelligence pioneer with a 55-year+ story of world firsts and more than 450 missions, MDA Space is a global leader in communications satellites, Earth and space observation, and space exploration and infrastructure. The global MDA Space team of more than 4,000 space experts has the knowledge and know-how to turn an audacious customer vision into an achievable mission – bringing to bear a one-of-a-kind mix of experience, engineering excellence and wide-eyed wonder that’s been in our DNA since day one. For those who dream big and push boundaries on the ground and in the stars to change the world for the better, we’ll take you there. For more information, visit www.mda.space.

FORWARD-LOOKING STATEMENTS

This news release may contain forward-looking statements within the meaning of applicable securities legislation, which reflects management’s current expectations regarding future events and in some cases can be identified by such terms as “will”, “expects” and “believes”. In particular, this news release contains forward-looking statements in relation to the NCIB, including the number of Shares that may be acquired, price and the potential impact for remaining shareholders. Forward-looking statements reflect management’s current beliefs and is based on a number of assumptions that the Company believes are appropriate in the circumstances. Such statements are subject to significant known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those expressed or implied by such statements and, accordingly, should not be read as guarantees of future performance or results and will not necessarily be accurate indications of whether or not such results will be achieved. Such risks and uncertainties include, but are not limited to, the factors discussed under the “Risk Factors” section of the Company’s annual information form dated March 4, 2026, the Company’s MD&A for the year ended December 31, 2025 and other public filings which can be found at www.sedarplus.ca. Although management believes that it has a reasonable basis for the expectations reflected in these forward-looking statements, actual results may differ from those suggested by the forward-looking statements for various reasons. These forward-looking statements reflect current expectations of the Company as at the date of this news release and speak only as at the date of this news release. Except as required by law, MDA Space is not under any obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

MEDIA CONTACT

Amy MacLeod

Vice President, Corporate Communications

613-796-6937

amy.macleod@mda.space

INVESTOR CONTACT

Jim Floros

Vice President, Investor Relations

289-914-0209

jim.floros@mda.space